Filed by Fifth Wall Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Fifth Wall Acquisition Corp. I

Commission File No. 001-39991

1.	The following infographic was made available to clients and prospective clients of SmartRent.

Our competitors mostly deliver “point solutions” (thermostats, locks, etc.), not holistic, enterprise-grade operating systems for any smart hardware. Holistic, hardware-agnostic solution Our competitors include hardware companies with closed architecture frameworks beholden to hardware margins, hardware competition, and unpredictable replacement cycles. Most owner/operator-friendly provider Our competitors primarily focus on new developments (a fraction of the market) and use third-party installers. Ability to serve any building, anywhere with our installers Purpose-built solution with the real estate industry in mind 15 of the top 20 Multifamily owners are SmartRent clients The industry leaders have chosen SmartRent as their operating system for smart homes Source: NMHC, company ﬁlings 2021 Rank Company Name Units Owned (K) SmartRent Client Multifamily 1 MAA 100  2 Morgan Properties 91  3 Starwood Capital Group 89  4 AvalonBay Communities 80  5 Equity Residential 79  6 Greystar Real Estate Partners 75  7 Related Companies 73 8 Edward Rose Building Enterprise 67  9 Monarch Investment & Management Group 63  10 The Irvine Company 62 11 Cortland 62  12 Essex Property Trust 60  13 Nuveen Real Estate 60  14 Hunt Companies 58  15 Weidner Apartment Homes 57 16 Camden Property Trust 57 17 Lincoln Property Company 53  18 The Michaels Organization 53 19 UDR 52  20 BH Equities 51  We built an open-architecture, hardware-agnostic operating system that integrates with hundreds of devices and the most popular smart home technology brands, including: “The adoption decisions of the top 20 owners very reliably predict which solutions become industry-standard in proptech. SmartRent is the decisive category winner.” 20-30% Integrates with most Property Management Systems: Savings on Utilities $25-$100 Monthly Rent Increase/ Unit 50% Return on Investment* 70-90% Decrease in Water Damage Expenses 20-50% Leasing Costs Decrease 3 year Payback Period* We bring the smart home experience to residents in a single integrated app Dashboard Video Doorbell Guest Access Comfort Climate SmartRent delivers undeniable value to real estate owners and operators Proven land-and-expand model to broaden our oﬀering and fuel our growth 1M+ Devices Installed 409 Cities 42 States 28 States with local SmartRent teams 0 units < 1,000 units 1,001 – 10, 000 units +10, 000 units SmartRent Teams Headquarters Scottsdale, AZ Remote Access Guest Access Building Access Climate Comfort Video Smart Lights And Much More Smart Parking Smart Locks Smart Thermostats Leak Detection We have more units installed and states served than all of our competitors combined Proven ability to install across all regions served and asset types across retroﬁt and new construction THE COMPANY Remote Access Guest Access Building Access Climate Comfort Video Remote Access Guest Access Building Access Climate Comfort Remote Access Guest Access Building Access Climate Comfort Video Source: Company estimates; *Illustrative numbers Source: John Burns Real Estate Consulting, National Association of Realtors - Brendan Wallace SmartRent is redeﬁning the next-generation resident experience

Important Information for Investors and Stockholders This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I (“FWAA”) and SmartRent.com, Inc. (“SmartRent”). FWAA intends to le a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of FWAA, referred to as a proxy statement/prospectus, and each party will le other docu- ments with the SEC regarding the proposed transaction. A denitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire proxy statement/prospectus, when it becomes available, and any other relevant documents led with the SEC, as well as any amend- ments or supplements to these documents, because they will contain important information about the proposed transaction. The docu- ments led by FWAA with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045. FWAA, SmartRent and certain of their respective directors and executive ocers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA’s directors and executive ocers is contained in the section of FWAA’s Form S-1 titled “Management”, which was led with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents led with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph. This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an oer to sell or the solicitation of an oer to buy any securities or a solicita- tion of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such oer, solicitation or sale would be unlawful prior to registration or qualication under the securities laws of such other jurisdiction. No oering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Forward-Looking Statements This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA’s and SmartRent’s expectations or predictions of future nancial or business performance or conditions, SmartRent’s product roadmap, including the expected timing of new product releases, SmartRent’s plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-look- ing statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to dier materially from those indicated by such statements. Certain of these risks are identied and discussed in the section of FWAA’s Form S-1 titled “Risk Factors,” which was led with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA’s or SmartRent’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identied in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has led or will le from time to time with the SEC. In addition to factors previously disclosed in FWAA’s reports led with the SEC, including FWAA’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identied elsewhere in this docu- ment, the following factors, among others, could cause actual results to dier materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely aect the combined company or the expected benets of the merger is not obtained, failure to realize the anticipated benets of the merger, risks related to SmartRent’s ability to execute on its business strategy, attract and retain users, develop new oerings, enhance existing oerings, compete eectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely aected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA’s public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall’s limited partner and other commercial relationships to grow SmartRent’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securi- ties of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or ocers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA led, or to be led, with the SEC. Additional factors that could cause actual results to dier materially from those expressed or implied in forward-looking statements can be found in FWAA’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in FWAA’s proxy statement/prospectus, when available. Any nancial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to signicant uncertainties and contingencies, many of which are beyond FWAA’s and SmartRent’s control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective nancial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of signicant business, economic and competitive risks and uncertainties that could cause actual results to dier materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustra- tive purposes only, are not forecasts, and may not reect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term “committed units” includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order. This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualied in their entirety by the cautionary statements above. Important Information About Fifth Wall In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their aliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Fifth Wall Fund”). FWAA is sponsored by Fifth Wall Acquisition Sponsor, LLC (the “FWAA Sponsor”), which is an aliate of Fifth Wall. However, FWAA is an independent publicly-traded company, and not a member of Fifth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAA, FWAA Sponsor or SmartRent. A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent. Except for certain limited obligations of the FWAA Sponsor related to the disposition of its founder shares in FWAA, Fifth Wall in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including SmartRent) to promote, advertise, market, or support the products, services, business or operations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company. This material is neither an oer to sell nor a solicitation of an oer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any oer or solicitation. A private oering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the oering documents for such Fifth Wall Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this material is superseded by, and is qualied in its entirety by reference to, such oering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations. Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund's investment and applicable investment restrictions may dier from those historically employed by Fifth Wall, and economic conditions may dier materially from the conditions under which any other investment fund, invest- ment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its aliates and their respective ocers, directors, partners, members, employees and/or advisors. Use of Non-GAAP Financial Measures This document may contain certain non-GAAP nancial measures. SmartRent’s management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent’s operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental information to investors and others in understanding and evaluating SmartRent’s operating results and enhancing the overall understanding of its past performance and future prospects. These non-GAAP nancial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent’s GAAP nancial information.